===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *

                           ------------------------


                              VITRO, S.A. de C.V.
                               (Name of Issuer)

                           ------------------------


                       Common Shares, without par value

         American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation
    Certificates (Certificados de Participacion Ordinarios) ("CPOs"), each of which represents one Common Share of Class A Stock, without par value
                        (Title of Class of Securities)

                           ------------------------


                                  928502 30 1
                                (CUSIP Number)

                           ------------------------



                             Claudio L. del Valle
                              Vitro, S.A. de C.V.
                      Ave. Ricardo Margain Zozaya No. 440
                        Col. Valle del Campestre, 66265
                            San Pedro Garza Garcia
                              Nuevo Leon, Mexico
                              (52) (81) 8863-1200


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------


                               December 31, 2002


            (Date of Event which Requires Filing of this Statement)
===============================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 928502 30 1

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     FEDERICO SADA GONZALEZ

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NOT APPLICABLE (NATURAL PERSON)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a)  [x]
   (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

      OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED MEXICAN STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         12,460,758 Common Shares*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,225,692 Common Shares*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,460,758 Common Shares*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

      IN
________________________________________________________________________________

* Mr. Sada beneficially owns 12,460,758 Shares consisting of 11,384,242 Shares he owns directly, 841,850 vested options issued to Mr. Sada pursuant to Vitro's Stock Option Plan and 235,066 Shares held in trust (the "Trust Shares") in connection with a stock grant by Vitro as described below. The Trustee will transfer the Shares to Mr. Sada on February 3, 2003, the expiration date of the lock-up period established in the trust agreement, or sooner upon any early termination of the lock-up period established by the Technical Committee of the trust.

 CUSIP No. 928502 30 1

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

      LILIANA MELO DE SADA

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NOT APPLICABLE (NATURAL PERSON)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  [X]
       (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

      OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED MEXICAN STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,120,170 Common Shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    O Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,120,170 Common Shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,120,170 Common Shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

      IN
________________________________________________________________________________

 CUSIP No. 928502 30 1


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     FEDERICO SADA MELO

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NOT APPLICABLE (NATURAL PERSON)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  [X]
       (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

      OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED MEXICAN STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         200 Common Shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         200 Common Shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200 Common Shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

      IN
________________________________________________________________________________

 CUSIP No. 928502 30 1


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     LILIANA SADA MELO

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NOT APPLICABLE (NATURAL PERSON)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [X]
      (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

      OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED MEXICAN STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         200 Common Shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         200 Common Shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200 Common Shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

 CUSIP No. 928502 30 1


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     MAURICIO SADA MELO

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NOT APPLICABLE (NATURAL PERSON)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [X]
      (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

      OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED MEXICAN STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,899 Common Shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 Common Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,899 Common Shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 Common Shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,899 Common Shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

Item 1.         Security and Issuer.

          This report on Schedule 13D relates to common shares of Class A stock, without par value (the "Shares"), of Vitro, S.A. de C.V., a corporation with variable capital incorporated under the laws of the United Mexican States ("Vitro"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain Zozaya No. 440, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

Item 2.         Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being jointly filed as a group by (i) Mr. Federico Sada Gonzalez, a citizen of the United Mexican States ("Mr. Sada"), (ii) Mrs. Liliana Melo de Sada, a citizen of the United Mexican States ("Mrs. Sada"), (iii) Mr. Federico Sada Melo, a citizen of the United Mexican States ("Mr. Federico Sada Jr."), (iv) Ms. Liliana Sada Melo, a citizen of the United Mexican States ("Ms. Sada"), and (v) Mr. Mauricio Sada Melo ("Mr. Mauricio Sada") (collectively, the "Reporting Group"). Mr. Sada and Mrs. Sada are husband and wife and Mr. Federico Sada Jr., Ms. Sada and Mr. Mauricio Sada are their children. Mr. Sada, Mrs. Sada, Mr. Federico Sada Jr., Ms. Sada and Mr. Mauricio Sada each owns directly 12,225,692; 2,120,170; 200; 200; and 5,899 Shares of Vitro, respectively.

          On December 31, 2002, Mr. Sada received 500,000 Shares as a gift from his father, Mr. Adrian Sada Trevino.

          Mr. Sada has been a member of the Board of Directors of Vitro since 1982. Mr. Sada is currently the President and Chief Executive Officer of Vitro. He is also member of the boards of Alpex (a subsidiary of Alfa), Bancomext, Instituto Tecnologico y de Estudios Superiores de Monterrey, Regio Empresas, University of Texas MD Anderson Cancer Center, Chairman of the National History Museum of Mexico, member of the Consejo Coordinador Empresarial (CCE) and member of the World Business Council for Sustainable Development. Mrs. Sada and her children have no present occupation. The business address of Mr. Sada, Mrs. Sada and their children is Avenida Ricardo Margain Zozaya No. 440. Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

          (d), (e) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

          As described in Item 2, on December 31, 2002, Mr. Sada received 500,000 Shares as a gift from his father, Mr. Adrian Sada Trevino.


Item 4.           Purpose of Transaction.

          Mr. Sada received 500,000 Shares as a gift from his father, Mr. Adrian Sada Trevino. No member of the Reporting Group has any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

          Any member of the Reporting Group may acquire additional Shares or ADSs of Vitro, dispose of some or all of their Shares or consider entering into corporate transactions involving Vitro. The future activities of any member of the Reporting Group with respect to the Shares will depend upon, among other things, capital availability and requirements and the market price of the Shares.


Item 5.           Interest in Securities of the Issuer.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. Mr. Sada beneficially owns 12,460,758 Shares consisting of 11,384,242 Shares he owns directly, 841,850 vested options issued to Mr. Sada pursuant to Vitro's Stock Option Plan and 235,066 Shares held in trust ("Trust Shares") in connection with a stock grant by Vitro. On June 5, 2002, as part of his compensation as President, Chief Executive Officer and Chairman of the Board of Directors of Vitro, Mr. Sada was granted 235,066 Trust Shares in connection with a stock grant by Vitro to certain of its officers and directors. The Trustee will transfer the Trust Shares to Mr. Sada on February 3, 2003, the expiration date of the lock-up period established in the trust agreement, or sooner upon any early termination of the lock-up period by the Technical Committee of the trust.

          Mrs. Sada directly beneficially owns 2,120,170 Shares. Mr. Federico Sada directly beneficially owns 200 Shares. Ms. Sada directly beneficially owns 200 Shares. Mr. Mauricio Sada directly beneficially owns 5,899 Shares. The Reporting Group beneficially own, as a group, an aggregate of 14,587,227 Shares, which represents 5.3% of the total outstanding Shares.

          Mr. Sada's parents, Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada, together with Mr. Sada's siblings, Mr. Adrian Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 69,253,127 Shares, representing 25.1% of the total outstanding Shares. Mr. Adrian Sada Trevino is the Honorary Chairman of the Board of Directors of Vitro. Mr. Adrian Sada Gonzalez is currently the Chairman of the Board of Directors of Vitro. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Mr. Sada's parents and his siblings and their spouses and children.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) There were no transactions in the Shares that were effected during the past sixty days by any member of the Reporting Group, except as described in this Schedule 13D.

          (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by any member of the Reporting Group as a direct beneficial owner, except as described in this Schedule 13D. The Trust Shares may not be sold during the lock-up period established in the trust agreement. Nevertheless, Mr. Sada has the right to receive, or the power to direct the receipt of, dividends from the Trust Shares.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.



Item 7.           Material to Be Filed as Exhibits.


Exhibit                           Description
-------                           ------------

99.1                              Joint Filing Agreement

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       January 22, 2003




                                 by  /s/ Federico Sada Gonzalez
                                     ----------------------------
                                     Federico Sada Gonzalez




                                 by  /s/ Liliana Melo de Sada
                                     ----------------------------
                                     Liliana Melo de Sada




                                 by  /s/ Federico Sada Melo
                                     ----------------------------
                                     Federico Sada Melo




                                 by  /s/ Liliana Sada Melo
                                     ---------------------------
                                     Liliana Sada Melo




                                 by  /s/ Mauricio Sada Melo
                                     ----------------------------
                                     Mauricio Sada Melo

                                 EXHIBIT INDEX



Exhibit No.           Description


99.1                  Joint Filing Agreement

                                                                  Exhibit 99.1






                            JOINT FILING AGREEMENT


     THIS JOINT FILING AGREEMENT (this "Agreement") is entered into as of the 22nd day of January, 2003 by and between Mr. Federico Sada Gonzalez, Mrs. Liliana Melo de Sada, Mr. Federico Sada Melo, Ms. Liliana Sada Melo and Mr. Mauricio Sada Melo, each individuals residing in the United Mexican States.

     Mr. Federico Sada Gonzalez, Mrs. Liliana Melo de Sada, Mr. Federico Sada Melo, Ms. Liliana Sada Melo and Mr. Mauricio Sada Melo hereby agree to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto ("13D Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of common shares, without par value, of Vitro, S.A. de C.V., and each of them mutually covenants to the other that they will fully cooperate with each other in the preparation and timely filing of all such 13D Filings.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.




                                  /s/ Federico Sada Gonzalez
                                  ------------------------------
                                  Federico Sada Gonzalez




                                  /s/ Liliana Melo de Sada
                                  -----------------------------
                                  Liliana Melo de Sada




                                  /s/ Federico Sada Melo
                                  -----------------------------
                                  Federico Sada Melo




                                  /s/ Liliana Sada Melo
                                  ------------------------------
                                  Liliana Sada Melo




                                  /s/ Mauricio Sada Melo
                                  ------------------------------
                                  Mauricio Sada Melo